06050559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46547

RECEIVED AUG 29 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WFP Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 Cornerstone Court West, Suite 240
(No. and Street)

San Diego (City) California (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Schooler (858) 677-0377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 S Western Ave. (Address) Blue Island (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John E Schooler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFP Securities Corporation, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

President

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WFP SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2006

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
WFP Securities Corporation

We have audited the accompanying statement of financial condition of WFP Securities Corporation as of June 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WFP Securities Corporation as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 31, 2006

WFP SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash and cash equivalents	$ 89,244
Receivable from broker/dealers	31,410
Concessions receivable	70,937
Secured demand note receivable	30,000
Other assets	248
TOTAL ASSETS	$ 221,839

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 67,870
Securities sold, not yet purchased	9,149
Other liabilities	31,154
Subordinated liability	30,000
Total Liabilities	$ 138,173
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 1,000 shares	$ 5,000
Additional paid-in capital	11,000
Retained earnings	67,666
Total Shareholders' Equity	$ 83,666
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 221,839

The accompanying notes are integral part of this financial statement.

WFP SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a wholly-owned subsidiary of WFP Holdings, Inc. and was incorporated in the state of California on December 2, 1987. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began January, 1994.

Securities Owned and Sold, Not Yet Purchased - Securities positions are valued at market value or estimated fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - In order to facilitate securities transactions, including the aforementioned transactions, in June, 2006 the Company entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby the Clearing Broker/Dealer will execute and clear securities transactions for the Company on a fully disclosed basis. Pursuant to this agreement, the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the pur-

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

chase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the aforementioned agreement is three years and is automatically renewed for one year terms unless notice of termination is given 45 days prior to the agreement anniversary date. Under the terms of the agreement the Company must receive written approval from the Clearing Broker/dealer before entering into a similar agreement with another broker/dealer while this agreement is in effect. The Company has deposited $10,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. This amount is included in receivable from broker/dealers on the statement of financial condition. Other provisions are included therein.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at June 30, 2006 is listed below. The subordinated lender is a shareholder of WFP Holdings, Inc.

Liability pursuant to secured demand note collateral agreement, 8% due December 31, 2007	$ 30,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 4 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of WFP Holdings, Inc. (Parent). The Company files consolidated income tax returns with the Parent. The Parent assumes all income tax liability for the group.

The Company is also affiliated through common ownership with LinMar Management, Inc. and First Financial Planning Corporation D/B/A Western Financial Planning Corporation (WFPC).

A shareholder of Parent and WFPC act a general partners in several real estate partnerships. Commissions revenue totaling $483,936 was earned by the Company from entities in which LinMar Management, Inc. is the sponsor.

Pursuant to an agreement dated September 28, 2004, Parent pays substantially all overhead and operating expenses incurred by the Company other than commission expense and clearing and execution charges. The Company is to pay, at the beginning of each month, $93,600 for that month's expenses, allocated as follows:

Compensation	$ 49,300
Communications	7,400
Professional fees	5,800
Occupancy	6,450
Other	24,650
Total	$ 93,600

The Company also pays management fees to Parent for services rendered. The total amount incurred to Parent for management fees and the expenses listed above during year ended June 30, 2006 was $2,017,876.

Other items are included in the agreement.

NOTE 4 - RELATED PARTY TRANSACTIONS – *(Continued)*

In addition to its securities business, in July 1999, the Company began providing investment advisory services to its customers that were formerly provided by Schooler Advisory Group. Although the Company's securities business is conducted under the name, WFP Securities, the advisory services are provided under the assumed name of Western Financial Advisors.

NOTE 5 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

In June, 2000 the Company purchased equity securities, which the Company's management has valued at $0. Securities sold, not yet purchased consist of equity securities at market value.

In addition to cash compensation for their sales efforts the Company received warrants to purchase equity securities. The warrants are restricted and the Company has valued them at $0.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2006 the Company's net capital and required net capital were $83,669 and $6,602 respectively. The ratio of aggregate indebtedness to net capital was 118%.